May 1, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pasithea Therapeutics Corp. (the “Company”)
Registration Statement on Form S-1 (File No. 333-333-286889)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission at 12 p.m., Eastern Time, on May 5, 2025, or as soon as practicable thereafter.

The Company hereby authorizes James B. O’Grady of Lowerstein Sandler LLP, the Company’s outside legal counsel, to orally modify or withdraw this request for acceleration.

Please call Mr. O’Grady at (646) 414-6849 to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,

PASITHEA THERAPEUTICS CORP.

By:	/s/ Dr. Tiago Reis Marques
Dr. Tiago Reis Marques
Chief Executive Officer